

January 30, 2023

Brent Bowman
Chief Financial Officer
Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

> **Re: Veeva Systems Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 30, 2022**
> **Form 10-Q for the Quarter Ended October 31, 2022**
> **Filed December 7, 2022**
> **File No. 001-36121**

Dear Brent Bowman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 32

1. We note that your Non-GAAP liquidity measure, Net cash provided by operating activities on a non-GAAP basis, includes an adjustment for "Impact of tax legislation." Considering that this adjustment appears to relate to required higher estimated tax payments resulting from the change in the treatment of research-and-development costs pursuant to the TCJA ("direct cash payments"), please remove this adjustment in future filings. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Cash Flows from Operating Activities, page 34

2. We note that your cash flows from operating activities for the nine months ended October 31, 2022 were reduced as a result of certain provisions in the Tax Cuts and Jobs Act of 2017. Additionally, you expected cash flows from operating activities to be substantially less in the fourth quarter. In your Annual Report, please discuss any material tax-related cash requirements arising from commitments or uncertainties in connection with the Tax Cuts and Jobs Act that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, including the relevant time period for such cash requirements as applicable. Refer to Item 303(b)(1)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology